UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

KemPharm, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

488445 206
(CUSIP Number)
January 4, 2022
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Samuel J. Braun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,657,160
	6	SHARED VOTING POWER 364,500
	7	SOLE DISPOSITIVE POWER 2,657,160
	8	SHARED DISPOSITIVE POWER 364,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,021,660
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAMES OF REPORTING PERSONS ThinkSwitch Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 323,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 323,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 323,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO

1	NAMES OF REPORTING PERSONS ThetaBurn Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION South Dakota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 41,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 41,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Samuel J. Braun (“Braun”), ThinkSwitch Capital, LLC (“ThinkSwitch”) and ThetaBurn Investments (“ThetaBurn” and, together with Braun and ThinkSwitch, the “Reporting Persons”) previously filed a Schedule 13D with respect to KemPharm, Inc. (the “Issuer”). The Reporting Persons are again reporting their beneficial ownership on Schedule 13G as they no longer hold the positions reported herein for the purpose of or with the effect of changing or influencing the control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect.

Item 1.
(a)	Name of issuer: KemPharm, Inc.

(b)	Address of issuer’s principal executive offices: 1180 Celebration Boulevard, Suite 103 Celebration, Florida 34747

Item 2.
(a)	Name of person filing:

Samuel J. Braun
ThinkSwitch Capital, LLC
ThetaBurn Investments, LLC

(b)	Address or principal business office or, if none, residence:

5 West Main St.
Box 361
Warner, South Dakota 57479-0361

(c)	Citizenship:

Braun is United States citizen.
ThinkSwitch is a limited liability company organized under the laws of Delaware.
ThetaBurn is a limited liability company organized under the laws of South Dakota.

(d)	Title of class of securities:

Common Stock, par value $0.0001

(e)	CUSIP No.:

488445 206

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4.	Ownership
(a)	Amount beneficially owned:

See the responses to Item 9 on the attached cover pages. The filing of this statement on Schedule 13G shall not be construed as an admission that Braun, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, is the beneficial owner of any securities held by ThinkSwitch or ThetaBurn, except to the extent of his pecuniary interest therein.

(b)	Percent of class:

See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group.

The Reporting Persons’ filing group has been dissolved and further statements on either Schedule 13G or Schedule 13D, with respect to the group members’ interest in the securities, will be filed separately by the group members in their individual capacity to the extent required.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2022

/s/ Samuel J. Braun
Samuel J. Braun

THINKSWITCH Capital, LLC

By:	/s/ Samuel J. Braun
Name: Samuel J. Braun
Title: Managing Member

ThetaBurn Investments, LLC

By:	/s/ Samuel J. Braun
Name: Samuel J. Braun